EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Six Months Ended December 31
	2013	2012	2011	2010	2009	2013	2012
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$14,934	$12,792	$15,021	$14,881	$14,275	$8,458	$9,171
Fixed charges (excluding capitalized interest)	899	1,000	1,052	1,167	1,576	461	457
TOTAL EARNINGS, AS DEFINED	$15,833	$13,792	$16,073	$16,048	$15,851	$8,919	$9,628
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$754	$844	$888	$1,014	$1,431	$392	$383
1/3 of rental expense	171	176	170	176	177	87	86
TOTAL FIXED CHARGES, AS DEFINED	$925	$1,020	$1,058	$1,190	l,608	$479	$469
RATIO OF EARNINGS TO FIXED CHARGES	17.1x	13.5x	15.2x	13.5x	9.9x	18.6x	20.5x